May 18, 2022

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jeanne Bennett and Julie Sherman

Re:	VISION HYDROGEN Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 15, 2022
File No. 000-55802

Dear Ms. Bennett and Ms. Sherman:

On behalf of Vision Hydrogen Corporation (the “Company”), please find below our response to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 10, 2022 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed April 15, 2022.

For your convenience, the Staff’s comment has been restated and is followed by the Company’s response in italics.

Form 10-K for The Year Ended December 31, 2021

Financial Statements

Note 17. Business Acquisition, page F-20

1. We reference your disclosure that the VoltH2 acquisition was accounted for as an asset acquisition with no step up basis due to the 15.9% ownership of VoltH2 by Vision Hydrogen prior to the acquisition. Please explain to us what assets were acquired and how you accounted for those assets in accordance with ASC 805. Clarify your basis in the accounting literature for recording a deemed dividend in this transaction. In addition, explain to us why you believe there is common control between the entities.

Response:

On November 8, 2021, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with VoltH2 Holdings AG (“VoltH2”), a Swiss corporation, and the other shareholders of VoltH2 (each, a “Seller”, and together, the “Sellers”) pursuant to which the Company acquired VoltH2 (the “Acquisition”). VoltH2 is a European-based developer of clean hydrogen production facilities for the supply of commercial offtake volumes of clean hydrogen to manufacturers, gas and power traders, industrial consumers, and both heavy and marine transportation sectors that have pivoted away from carbon emitting energy sources and fuels.

Pursuant to the Purchase Agreement, the Company acquired an 84.1% interest of VoltH2, and together with its existing 15.9% ownership interest, the Company now owns 100% of VoltH2. The Acquisition was completed in exchange for 8,409,091 shares of its common stock (the “Consideration Shares”). The market price of the shares were $11.00 on the closing date of November 8, 2021. In connection with the Acquisition, the Company also entered into an indemnification escrow agreement (the “Escrow Agreement”) with one of the Sellers providing for the periodic release of up to 1,768,182 of the Consideration Shares (the “Escrowed Shares”) and a pledge and security agreement (the “Pledge and Security Agreement”) to grant to the Company a continuing security interest in the Escrowed Shares to secure such Seller’s indemnity obligations under the Purchase Agreement.

Net assets acquired included $349,195 of cash, $10,813 in prepaid expenses, $68,248 in sales tax receivable and $11,997 in property plant and equipment offset by $505,679 in accounts payable and accrued expenses, $1,100,000 in notes payable and $175,000 in cost basis of initial investment for total net assets of $(1,340,426.).

The VoltH2 acquisition was accounted for as an asset acquisition with no step up basis due to the 15.9% ownership of VoltH2 by the Company prior to the acquisition and due to VoltH2 being an early stage company that has not generated revenues and lacks outputs. We noted the following interpretation in Accounting Research Manager (“ARM”). Since this transaction is not an acquisition of a business but yet a transfer of long lived assets (primarily) between two non-operating companies there is no step up in basis allowed. Both of the entities are non-operating entities and the fair value business combination rules do not apply. When related parties are involved, the SEC generally will not permit the recognition of gain in the transferor’s financial statements or a step-up in basis on the transferee’s books for sales or transfers of long-lived assets. No exceptions are permitted on transactions between a parent company and a subsidiary or between subsidiaries of the same parent, other than in regulated industries when a nonregulated subsidiary sells manufactured goods to a regulated affiliate. The acquisition consideration consisted of 8,409,0981 shares of the Company’s common stock granted on the acquisition date of November 8, 2021 at a closing market price of $11.00. A deemed dividend for the excess share price over cost basis of the total net assets of ($1,340,426) of VoltH2 was recorded in the amount of $93,840,427.

The Company referenced the below ASC to determine it was an asset purchase:

805-10-55-5D When a set does not have outputs (for example, an early-stage company that has not generated revenues), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs only if it includes employees that form an organized workforce and an input that the workforce could develop or convert into output. The organized workforce must have the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to another acquired input or inputs is critical to the ability to develop or convert that acquired input or inputs into outputs. An entity should consider the following in evaluating whether the acquired workforce is performing a substantive process: a. A process (or group of processes) is not critical if, for example, it is considered ancillary or minor in the context of all the processes required to create outputs. b. Inputs that employees who form an organized workforce could develop (or are developing) or convert into outputs could include the following: 1. Intellectual property that could be used to develop a good or service 2. Resources that could be developed to create outputs 3. Access to necessary materials or rights that enable the creation of future outputs. Examples of inputs that could be developed include technology, mineral interests, real estate, and in-process research and development.

This is a related party transaction between the entities because First Finance Europe Limited is an investment firm of which Chief Executive Officer of the Company, Andrew Hromyk, a principal owned 725,000 shares of VoltH2. In exchange for the 725,000 shares of VoltH2, First Finance Europe Limited received 6,590,909 shares of the Company.

A deemed dividend was determined for the excess share price over cost basis of the assets akin to a common control transaction. Even though this is not a common control transaction and there appears to be no authoritative guidance on handling the excess purchase price in a transaction such as this we believe this transaction is akin to the guidance in SAB 5G seen below. Although this is not a transfer of assets before an IPO, we do plan to file a registration statement and undertake a large equity financing in the very near future. We believe the 5G guidance would result in a deemed dividend just like a common control transaction would also result in the same deemed dividend accounting.

5G. Transfers of Nonmonetary Assets by Promoters or Shareholders

Facts: Nonmonetary assets are exchanged by promoters or shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering.

Question: Since FASB ASC paragraph 845-10-15-4 (Nonmonetary Transactions Topic) states that the guidance in this topic is not applicable to transactions involving the acquisition of nonmonetary assets or services on issuance of the capital stock of an enterprise, what value should be ascribed to the acquired assets by the company?

Interpretive Response: The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.

The staff will not always require that predecessor cost be used to value nonmonetary assets received from an enterprise’s promoters or shareholders. However, deviations from this policy have been rare applying generally to situations where the fair value of either the stock issued1 or assets acquired is objectively measurable and the transferor’s stock ownership following the transaction was not so significant that the transferor had retained a substantial indirect interest in the assets as a result of stock ownership in the company.

We acknowledge our responsibility for the accuracy and adequacy for our disclosures notwithstanding any review, comment or action or absence of action by the SEC staff.

Should you have additional questions regarding the information contained herein, please contact our counsel, Avital Perlman at 212-930-9700.

Sincerely,

Matthew Hidalgo
Chief Financial Officer